Exhibit 8.1

Internal Revenue Service	Department of the Treasury Washington, DC 20224

Index Number: 351.00-00, 351.02-00	Third Party Communication: None Date of Communication: Not Applicable

Todd Alan Brooks	Person To Contact:
President and Assistant Secretary ZaZa Energy Corporation 1301 McKinney Street, Suite 2850 Houston, TX 77010	John P. Stemwedel, ID No. 1000699550 Telephone Number: (202) 622-7489 Refer Reply To:
CC:CORP:B05
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Date:
November 30, 2011

Legend

MemberA	=	Blackstone Oil & Gas, LLC A Texas limited liability company EIN 26-1891683

MemberB	=	Lara Energy, Inc. A Texas corporation EIN: 74-2685513

MemberC	=	Omega Energy Corp. A Texas corporation EIN: 75-2473045

LLC	=	ZaZa Energy, LLC A Texas limited liability company EIN: 27-0248842

Corp	=	Toreador Resources Corporation A Delaware corporation EIN: 75-0991164

Company	=	ZaZa Energy Corporation A Delaware corporation EIN: 45-2986089

Merger Sub	=	Thor Merger Sub Corporation A Delaware corporation EIN: N/A

Newco	=	ZaZa Holdings, Inc.

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A Delaware corporation EIN: 45-3083153

Merger Documents	=	Agreement and Plan of Merger and Contribution by and Among LLC, Corp, the Company, and Merger Sub dated as of August 9, 2011 and all exhibits thereto, including the Contribution Agreement by and among the Members and the Company dated August 9, 2011, each as amended

Rights	=	The rights of an individual with respect to LLC as part of the individual’s compensation for services provided to LLC that entitles the holder to receive compensation determined by reference to the profitability of certain assets of LLC as determined under such holder’s respective agreement.

Exchange	=	NASDAQ Global Market

Corp Official	=	James L. Thornton, Senior Legal Counsel, Toreador Resources Corporation

Engaged Entities	=	Rodman & Renshaw, LLC, an investment bank, retained by LLC in order to find it an appropriate merger partner and McKenzie Partners, a proxy solicitor retained by Corp to assist in the solicitation of Corp shareholders in connection with their vote on the Merger (defined below)

a	=	33 1/3

b	=	33 1/3

c	=	33 1/3

d	=	50

e	=	50

f	=	$3 million

g	=	$13.9 million

h	=	$100,000,000

i	=	1

j	=	$45.2 million

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k	=	25

l	=	25

m	=	25

n	=	25
Dear Mr. Brooks:
This letter responds to your August 17, 2011 letter requesting rulings on certain Federal income tax consequences of the Proposed Transactions (defined below). The information provided in that letter and in subsequent correspondence is summarized below.
The rulings contained in this letter are based upon information and representations submitted by the taxpayer and accompanied by a penalty of perjury statement executed by the appropriate parties. This office has not verified any of the material submitted in support of the request for rulings. Verification of the information, representations, and other data may be required as part of the audit process.
Summary of Facts:
LLC has only one class of membership interest outstanding (the “Membership Interests”) and is owned by MemberA, MemberB, and MemberC (the “Members”). LLC is classified as a partnership for Federal income tax purposes under Treas. Reg. § 301.7701-3.
MemberA owns a percent of the Membership Interests and has a receivable from LLC that arose independently of the transactions described in Step (vii) a., b., c., and d. (the “Combination”).
MemberB owns b percent of the Membership Interests and has a receivable from LLC that arose independently of the Combination.
MemberC owns c percent of the Membership Interests and has a receivable from LLC that arose independently of the Combination.
Pursuant to an agreement with LLC, certain individuals (the “Holders”) have existing Rights with respect to LLC that were received as compensation for services provided. In addition, certain other individuals (the “Employees”) have existing rights with respect to LLC to receive compensation for services provided, including for services rendered in conjunction with the Proposed Transactions (the “Deferred Compensation”).

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Corp has only one class of common stock outstanding (the “Corp Common Stock) that is widely held and traded on Exchange. Corp has authorized preferred stock, but no shares of preferred stock are outstanding or expected to be issued in connection with the Proposed Transactions. No other classes of stock are authorized.
The Company has been newly formed in connection with the Proposed Transactions, and will have only one class of common stock outstanding at the time of the Proposed Transactions (the “Company Common Stock”) which is expected to be traded on Exchange.
Proposed Transactions:
The following steps have occurred or will occur in the following order (together, the “Proposed Transactions”):
(i)	Corp and LLC formed the Company with a nominal contribution with each receiving d and e percent, respectively, of the initial outstanding common stock of the Company (the “Initial Shares”).

(ii)	LLC will satisfy each receivable held by the Members with cash to the extent permitted by the Merger Documents and to the extent not paid in cash will pay the receivable with a note of LLC. The receivables are estimated to have a value of $f at the time of the Proposed Transactions.

(iii)	LLC will distribute to each of the Members an amount of cash that will not exceed the equity tax basis that each such Member has in its respective Membership Interests at such time. The amount of cash to be so distributed will not exceed $g.

(iv)	The Company will form a wholly-owned subsidiary (“Merger Sub”).

(v)	LLC may borrow as much as $h to finance LLC’s operations.

(vi)	Prior to Step (vii) below, MemberB will incorporate Newco as a new wholly-owned corporate subsidiary and contribute to Newco i percent of the total Membership Interests (the “i Percent Membership Interest”) in exchange for all of the outstanding shares of Newco common stock (the “First Contribution”).

(vii)	Simultaneously, and pursuant to a single integrated plan, on the closing date to the transaction:
a.	MemberA will contribute all of its Membership Interests to the Company in exchange for shares of Company Common Stock, as well as cash and/or a note of the Company (a “Company Note”).

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b.	MemberB will contribute all of its directly held Membership Interests and the stock it holds in Newco to the Company in exchange for shares of Company Common Stock, as well as cash and/or a Company Note.

c.	MemberC will contribute all of its Membership Interests to the Company in exchange for shares of Company Common Stock, as well as cash and/or a Company Note. The aggregate amount of cash and Company Notes to be distributed in sub-steps a., b., and c. is anticipated to equal $i minus the amount of any cash distribution to the Members in Step (iii).

d.	Merger Sub will merge with and into Corp (the “Merger”), and each share of Corp Common Stock will be converted into the right to receive a specified number or shares of Company Common Stock.

e.	The Holders will exchange all of the Rights with the Company for cash.

f.	To the extent not previously satisfied by LLC in cash, the Company will issue notes to the Employees in satisfaction of the Deferred Compensation (the “Deferred Compensation Notes”).
(viii)	Immediately after the effective time of the Combination, each of Corp and LLC will sell to the Company, and the Company will purchase from each of Corp and LLC, all of the Initial Shares held by Corp and LLC, for an amount in cash equal to the aggregate par value of all Initial Shares (the same nominal amount contributed for such shares in Step (i)).
Following the Proposed Transactions, the percentages of ownership interest held by MemberA, MemberB, and MemberC, and the former Corp shareholders in the Company will be approximately k, l, m, and n percent, respectively.
To the extent that LLC has not made tax distributions to the Members prior to the closing of the Combination in an amount equal to LLC’s aggregate net income or gain for the periods prior to the Combination multiplied by the highest marginal tax rate during such periods, LLC will issue a note and/or the Company would cause LLC to make a distribution directly to the Members, in the aggregate in an amount equal to such deficiency (collectively the “Delayed Distribution”).
Corp Official provided a statement that, to the knowledge of Corp, other than through regular public trading of Company stock, no Corp shareholder has any plan or intention to dispose of any of the shares of Company Common Stock received in the Proposed Transaction.
Representations:
The Members make the following representations with respect to the First Contribution and the Combination:

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(a)	The receivables satisfied by LLC in Step (ii) were created in the ordinary course of business and not in anticipation of the Proposed Transactions.

(b)	No stock or securities will be issued for services rendered to or for the benefit of Newco in connection with the First Contribution, and no stock or securities will be issued for indebtedness of Newco that is not evidenced by a security or for interest on indebtedness of Newco which accrued on or after the beginning of the holding period of the transferor(s) for the debt.

(c)	The First Contribution is not the result of the solicitation by a promoter, broker, or investment house.

(d)	MemberB will not retain any rights in the property transferred to Newco in the First Contribution.

(e)	Immediately before the First Contribution, the total fair market value of the assets to be transferred by MemberB to Newco will exceed the sum of: (i) the amount of any liabilities assumed (as determined under section 357(d)) by Newco in connection with the First Contribution; (ii) the amount of any liabilities owed by MemberB to Newco that is discharged or extinguished in connection with the First Contribution; and (iii) the amount of any money and the fair market value of any other property (other than stock permitted to be received under section 351(a) without the recognition of gain) received by MemberB in connection with the First Contribution. Immediately after the First Contribution, the fair market value of the assets of Newco will exceed the amount of its liabilities.

(f)	The aggregate fair market value of the assets transferred by MemberB to Newco will equal or exceed the aggregate adjusted basis of those assets.

(g)	The liabilities of MemberB to be assumed by Newco (within the meaning of section 357(d)) were, in each instance incurred in the ordinary course of business and are associated with the assets to be transferred.

(h)	Except for indebtedness arising in the ordinary course of business, there is no indebtedness between Newco and MemberB and there will be no indebtedness created in favor of MemberB from Newco as a result of the First Contribution.

(i)	The transfers and exchanges in the First Contribution will occur under a plan agreed upon before the First Contribution in which the rights of the parties are defined.

(j)	All transfers and exchanges with respect to the First Contribution will occur on the same date.

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(k)	There is no plan or intention on the part of Newco to redeem or otherwise reacquire any stock to be issued in the First Contribution.

(l)	Taking into account (i) any issuance of additional shares of Newco stock; (ii) any issuance of stock for services; (iii) the exercise of any Newco stock rights, warrants, or subscriptions; a public offering of Newco stock; and the sale, exchange, transfer by gift, and (iv) other disposition of any of the stock of Newco to be received in the exchange, MemberB will be in “control” of Newco within the meaning of section 368(c) after the First Contribution and prior to the Combination.

(m)	MemberB will receive stock approximately equal to the fair market value of the property transferred by MemberB to Newco in the First Contribution.

(n)	Newco will remain in existence and retain the i Percent Membership Interest.

(o)	There is no plan or intention by Newco to dispose of the transferred property other than in the normal course of business operations.

(p)	Each party in the First Contribution will pay its own expenses, if any, incurred in connection with the First Contribution.

(q)	Newco will not be an investment company within the meaning of section 351(e)(1) and Treas. Reg. §1.351-1 (c)(1)(ii).

(r)	MemberB is not under the jurisdiction of a court in a title 11 or similar case (within the meaning of section 368(a)(3)(A)), and the stock received in the exchange will not be used to satisfy the indebtedness of such debtor.

(s)	Newco will not be a “personal service corporation” within the meaning of section 269A.

(t)	No stock or securities will be issued for services rendered to or for the benefit of the Company in connection with the Combination, and no stock or securities will be issued for indebtedness of the Company that is not evidenced by a security or for interest on indebtedness of the Company which accrued on or after the beginning of the holding period of the transferor(s) for the debt.

(u)	Excluding the engagement of the Engaged Entities to seek a merger partner for LLC and to assist in the solicitation of Corp shareholder votes for the Merger, the transfer is not the result of the solicitation by a promoter, broker, or investment house.

(v)	No Corp or Newco stock being transferred is being transferred subject to any liability and no liability of any Corp shareholder or of MemberB will be assumed in connection with any transfer of stock in the Combination, other

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than the assumption by the Company of MemberB’s share of the liabilities of LLC pursuant to section 752.

(w)	The adjusted basis and the fair market value of the assets transferred by each Corp shareholder to the Company will exceed the sum of the liabilities of each such Corp shareholder to be assumed by the Company (within the meaning of section 357(d)).

(x)	Immediately before the Combination, the total fair market value of the assets to be transferred by each of the Corp shareholders and the Members (together, the Transferors”) to the Company will exceed the sum of: (i) the amount of any liabilities of each such Transferor assumed (as determined under section 357(d)) by the Company in connection with the Combination; (ii) the amount of any liabilities owed by each such Transferor to the Company that is discharged or extinguished in connection with the Combination; and (iii) the amount of any money and the fair market value of any other property (other than stock permitted to be received under section 351(a) without the recognition of gain) received by each such Transferor in connection with the Combination. Immediately after the Combination, the fair market value of the assets of the Company will exceed the amount of its liabilities.

(y)	The aggregate fair market value of the assets transferred by each of the Members to the Company will equal or exceed the aggregate adjusted basis of those assets.

(z)	The liabilities of any of the Transferors to be assumed by the Company (as determined under section 357(d)) were incurred in the ordinary course of business and are associated with the assets to be transferred.

(aa)	Except for indebtedness arising in the ordinary course of business and the possible Company Notes, there is no indebtedness between the Company and the Transferors and there will be no indebtedness created in favor of any of the Transferors as a result of the
Combination.

(bb)	Except for the possible Delayed Distribution or the possible pledge of the Membership Interests to secure the Company Notes, no Transferor will retain any rights in the property transferred to the Company in the Combination.

(cc)	The transfers and exchanges in the Combination will occur under a plan agreed upon before the Combination in which the rights of the parties are defined.

(dd)	All transfers and exchanges with respect to the Combination will occur on approximately the same date.

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(ee)	There is no plan or intention on the part of the Company to redeem or otherwise reacquire any stock or indebtedness to be issued in the Combination.

(ff)	To the knowledge of the Company and Corp, no Corp shareholder has any plan or intention to dispose of any shares of Company Common Stock received in the Merger.

(gg)	Taking into account any shares of stock of the Company received by the Transferors in the Combination and sold, exchanged, transferred by gift, or otherwise disposed of by such Transferors to any party other than any of the other Transferors as part of the plan including the Combination, the shareholders of Corp and the Members will be in “control” of Company within the meaning of section 368(c) immediately after the Combination.

(hh)	Each Transferor will receive stock, securities, or other property approximately equal to the fair market value of the property transferred by such Transferor to the Company in the Combination.

(ii)	The Company will remain in existence and retain the contributed stock of Newco and Corp and the Membership Interests.

(jj)	There is no plan or intention by the Company to dispose of the Membership Interests or the Newco or Corp stock other than in the normal course of business operations.

(kk)	Except for the costs, expenses, and filing fees incurred in connection with borrowing, if any, by the Company to fund cash distributions in Step (vii) of the Proposed Transactions, each party in the Combination will pay its own expenses, if any, Incurred in connection with the Proposed Transactions.

(ll)	The Company will not be an investment company within the meaning of section 351(e)(1) and Treas. Reg. § 1.351-1(c)(1)(ii).

(mm)	MemberA, MemberB, and MemberC are not under the jurisdiction of a court in a title 11 or similar case (within the meaning of section 368(a)(3)(A)) and, to the knowledge of Corp and the Company, no Corp shareholder is under the jurisdiction of a court in a title 11 or similar case (within the meaning of section 368(a)(3)(A)) and the stock or securities received in the exchange will not be used to satisfy the indebtedness of any such shareholder.

(nn)	The Company will not be a “personal service corporation” within the meaning of section 269A.

(oo)	There is no plan or intention to liquidate Newco or to merge Newco with LLC or Company after the Combination.

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(pp)	There is no plan or intention for Newco to distribute its Membership Interest in LLC to Company or to contribute its Membership Interest in LLC to LLC after the Combination.

(qq)	There is no plan or intention for the Company to contribute its Membership Interest in LLC to Newco or any other transferee.

(rr)	Amounts used to satisfy notes of LLC and other obligations of LLC to the Members arising prior to the Combination will come solely and exclusively from the earnings or assets of LLC and not from a capital contribution from the Company.
Rulings
     Based solely on the information submitted and the representations set forth above, we rule as follows regarding the First Contribution and the Combination:
The First Contribution
(1)	No gain or loss will be recognized by MemberB on the transfer of property in the First Contribution to Newco solely in exchange for Newco stock except that gain will be recognized to the extent that liabilities of MemberB assumed by Newco exceed MemberB’s basis in the property transferred (sections 351(a), 357(a) and (c); Rev. Rul. 80-323, 1980-2 C.B. 124).

(2)	The basis of the Newco stock received by MemberB in the First Contribution will be the same as the basis of the property exchanged by MemberB reduced by the amount of liabilities assumed by Newco and increased by the amount of gain, if any, recognized by MemberB in the First Contribution (section 358(a) and (d)).

(3)	The holding period of Newco stock received by MemberB in the First Contribution includes MemberB’s holding period for the Membership Interest transferred to Newco, provided that the assets transferred are capital assets or property described in section 1231 at the time of the exchange, except that to the extent the Newco stock is received by Member B in exchange for interests in section 751 assets of LLC that are neither capital assets nor section 1231 assets the holding period of such stock begins on the day following the date of the exchange (section 1223(1); Rev. Rul. 84-111, 1984-2 C.B. 88).

(4)	Newco will not recognize any gain or loss upon the receipt of MemberB’s assets solely in exchange for Newco stock (section 1032(a)).

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(5)	Newco’s basis in property received from MemberB in the First Contribution will equal the basis of such property in the hands of MemberB immediately before its transfer in the First Contribution (section 362(a)).

(6)	Newco’s holding period in the property received from MemberB in the First Contribution will include the holding period during which MemberB held such property (section 1223(2)).
The Combination
(7)	For federal income tax purposes, the formation of Merger Sub followed by the Merger will be treated as transfers by the shareholders of Corp of their Corp Common Stock to the Company in exchange for Company Common Stock (see Rev. Rul. 67-448, 1967-2 C.B. 144).

(8)	The transfer by the shareholders of Corp of their Corp Common Stock in the Merger and the transfer by the Members of the Membership Interests and the stock of Newco in exchange for Company Common Stock will be considered an exchange for purposes of section 351 (see Rev. Rul. 76-123, 1976-1 C.B. 94 and Rev. Rul. 68-357, 1968-2 C.B. 144).

(9)	Except as provided by sections 351(b) and 357(c), the Transferors will not recognize gain on the transfer of property to the Company in the Combination (section 351(a)). The Members will recognize gain but not loss on cash or Company Notes received in Step (vii) of the Proposed Transaction (section 351(b)). The excess of a Transferor’s liabilities assumed by the Company in the Combination over such Transferor’s adjusted basis in property transferred to the Company in the Combination will be considered gain from the sale or exchange of property (section 357(c); Rev. Rul. 80-323, 1980-2 C.B. 124).

(10)	The basis of the Company Common Stock received by each Transferor will be the same as that of the property exchanged by such Transferor, reduced by the amount of cash received (including the amount of any liabilities assumed by the Company) and the fair market value of any Company Notes received, increased by the amount of gain, if any, recognized by such Transferor in the Combination (section 358(a) and (d)).

(11)	The holding period of Company Common Stock received by a Transferor in the Combination includes such Transferor’s holding period of the property transferred to the Company, provided that the assets transferred are capital assets or property described in section 1231 at the time of the exchange, except that to the extent the Company Common Stock is received by such Transferor in exchange for interests in section 751 assets of LLC that are neither capital assets nor section 1231 assets the holding period of such stock begins on the day following the date of the exchange (section 1223(1); Rev. Rul. 84-111, 1984-2 C.B. 88).

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(12)	The Company will not recognize any gain or loss upon receipt of property from the Transferors in exchange for Company Common Stock (section 1032(a)).

(13)	The Company’s basis in the properly received from each of the Members in the Combination will equal the basis of such property in the hands of such Member before its transfer in the Combination, increased by the amount of gain, if any, recognized by such Member in the Combination (section 362(a)).

(14)	Except as otherwise provided in section 362(e), the Company’s basis in the property received from each shareholder of Corp in the Combination will equal the basis of such property in the hands of such shareholder before its transfer in the Combination, increased by the amount of gain, if any, recognized by such shareholder in the Combination (section 362(a)).

(15)	The Company’s holding period in the property received from the Transferors in the Combination will include the holding period during which the Transferors held such property (section 1223(2)).
Caveats
Except as expressly provided herein, no opinion is expressed or implied concerning the tax consequences of any aspect of any transaction or item discussed or referenced in this letter. In addition, as to the items listed below, no rulings were requested and as such:
(i)	No opinion is expressed or implied concerning whether the Merger also qualifies as a reorganization under section 368(a);

(ii)	No opinion is expressed or implied regarding the treatment of the Delayed Distribution, the Deferred Compensation, or the Deferred Compensation Notes;

(iii)	No opinion is expressed or implied concerning the tax consequences under Subchapter K of any aspect of the First Contribution, which include but are not limited to the application of sections 751 and 752 (see Rev. Rul. 84-53, 1984-1 C.B. 159.);

(iv)	No opinion is expressed or implied concerning the tax consequences under Subchapter K of any aspect of the Members’ contribution of the Membership Interests to the Company, which include but are not limited to the application of sections 751 and 752 (see Rev. Rul. 84-53,1984-1 C.B. 159.);

(v)	No opinion is expressed or implied concerning whether the Holders’ interests represent current equity interests in LLC, and whether the Delayed

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Distribution is governed by section 736(b)(1), as well as the application of sections 731, 732, and 751; and

(vi)	No opinion is expressed or implied regarding the application of the following Code sections: 59(e), 187(h), 263(c), 291(b), 611, 612, 613, 613A, 614, 616, 617, and 1254.
Procedural Statements
This ruling is directed only to the taxpayer requesting it. Section 6110(k)(3) of the Code provides that it may not be used or cited as precedent.
In accordance with the Power of Attorney on file with this office, a copy of this letter is being sent to your authorized representative.
A copy of this letter must be attached to any income tax return to which it is relevant. Alternatively, taxpayers filing their returns electronically may satisfy this requirement by attaching a statement to their return that provides the date and control number of the letter ruling.

Sincerely,

/s/ Isaac W. Zimbalist
Isaac W. Zimbalist
Senior Technical Reviewer, Branch 5 Office of Associate Chief Counsel (Corporate)